TTBD, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2016

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$ 195,258
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15c3-1 — Nonallowable assets — other assets	18,216
NET CAPITAL	$ 177,042
AGGREGATE INDEBTEDNESS	$ 2,946

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 196
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 172,042
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.66%